Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PANTHEON CHINA ACQUISITION CORP.

____________________________________________________

PURSUANT TO SECTION 242 OF THE

DELAWARE GENERAL CORPORATION LAW

____________________________________________________

PANTHEON CHINA ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1.           The name of the Corporation is “Pantheon China Acquisition Corp.”

2.           The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 10, 2006.

3.           The Corporation’s Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of the State of Delaware on December 14, 2006.

4.           This Amendment was duly approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (“DGCL”).

5.           Article SIXTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

SIXTH: The Corporation’s existence shall terminate on September 30, 2009 (the “Termination Date”). This provision may only be amended in connection with, and become effective upon, the consummation of a Business Combination (defined below). A proposal to so amend this section shall be submitted to stockholders in connection with any proposed Business Combination pursuant to Article Seventh (A) below.

6.           Article SEVENTH of the Amended and Restated Certificate of Incorporation is hereby amended to replace the proviso to the second sentence of paragraph A with the following wording: “provided that the Corporation shall not consummate any Business Combination if the holders of 40% or more of the IPO Shares exercise their conversion rights (consisting of less than 20% with respect to the conversion rights described in paragraph F below and less than 20% with respect to the conversion rights described in paragraph B below)” and to add a new paragraph F thereto to read in its entirety as follows:

F.           Any stockholder of the Corporation holding IPO Shares who votes against the amendment pursuant to which this paragraph F was included in this Certificate of Incorporation may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If so demanded, the Corporation shall convert such IPO Shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined above), inclusive of any interest thereon, calculated as of two business days prior to December 14, 2008, by (ii) the total number of IPO Shares.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Mark D. Chen, Chairman and Chief Executive Officer, as of the 14th day of December, 2008.

By:	/s/ Mark D. Chen
Mark D. Chen
Chairman and Chief Executive Officer